EXHIBIT 99.1

DeFi Technologies' Asset Management Business, Valour, Secures US$11 Million in Institutional Investment into Hedera ETPs, Including US$10 Million on Börse Frankfurt and US$1 Million on Sweden's Spotlight

Two separate institutional transactions, based on execution value at the time of purchase and originated through DeFi Technologies' Abu Dhabi symposium, underscore growing institutional demand for regulated Hedera (HBAR) exposure and highlight the signaling power of the DVIO Index

•	Valour secures US$11 million in institutional investment into its Hedera ETPs, including US$10 million on Börse Frankfurt and US$1 million on Sweden's Spotlight, supporting continued AUM growth in Germany.
•	The transactions were originated through DeFi Technologies' Abu Dhabi symposium and reflect growing institutional demand for regulated Hedera (HBAR) exposure through familiar exchange traded investment products.
•	The investment reinforces the signaling power of the DVIO Index, highlighting how Valour's ETP platform and proprietary market intelligence can help identify digital assets gaining traction with sophisticated allocators.

TORONTO, April 22, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs"), has secured approximately US$11 million in aggregate institutional investment across two separate transactions, based on execution value at the time of purchase, including US$10 million into its Valour Hedera (HBAR) ETP listed on Börse Frankfurt and US$1 million into Valour Hedera SEK on Sweden's Spotlight Exchange.

The investments were made by institutional investors with a bullish view on Hedera (HBAR) and reflect growing demand for regulated, exchange-traded access to digital assets through traditional market infrastructure. The transactions represent a pivotal step in expanding Valour's assets under management in Germany, one of Europe's most important markets for exchange-traded investment products.

The investments originated through strategic engagement at DeFi Technologies' Abu Dhabi Insights Symposium, where the Company featured its DEFT Valour Investment Opportunity Index ("DVIO Index") as a framework for identifying digital assets gaining traction with sophisticated allocators. The resulting institutional participation in Valour's Hedera ETP underscores how DeFi Technologies is leveraging its product platform, market intelligence, and investor network to help drive adoption across the digital asset sector.

Launched January 2026, this institutional-grade benchmark tracks the top 50 crypto assets by AUM within Valour's ETP ecosystem. Weights are adjusted weekly based on actual regulated investor capital allocation and net flow momentum - providing a real-time barometer of where institutional and retail money is positioned across digital assets.

"The strength of our ETP platform is not only in providing regulated access to digital assets, but in helping surface where institutional demand is forming," said Andrew Forson, President of DeFi Technologies and Chief Growth Officer of Valour. "These investments into Valour's Hedera ETPs demonstrate how the combination of our product suite of a world leading 102 digital asset underlying ETPs, and the DVIO Index can translate conviction into capital formation. We believe this is a strong signal for Hedera (HBAR) and a meaningful step forward in the continued growth of our AUM in Germany. This significant institutional injection of capital qualifies Hedera (HBAR) for extended research coverage in the periodic DVIO Index InFocus reports as well as intensive analysis during our live, in-person, DeFi Technologies Insights Global Symposia Capital Markets Roadshow sessions. The Capital Markets Roadshow is an informational session that takes place during symposia which analyzes and highlights the investment and technological value of digital assets that underpin select Valour ETPs."

The DVIO Index is designed to identify opportunity and relative momentum across Valour's regulated ETP platform by tracking signals derived from market activity, product engagement, and capital allocation trends. DeFi Technologies believes the investments provide a strong example of how these signals can align with institutional demand and support broader digital asset adoption through regulated investment vehicles.

Growth in AUM is particularly significant for Valour because it directly supports the revenue-generating capacity of its asset management business. Valour monetizes its AUM through management fees earned on its ETPs. As AUM grows, Valour benefits not only from a larger fee base but also from greater opportunities to enhance monetization and operating leverage across its platform.

For the Hedera ecosystem, the transactions represent a meaningful signal of increasing institutional recognition. As more professional investors seek targeted exposure to digital assets through transparent and familiar structures, regulated ETPs can play an important role in broadening access, increasing visibility, and deepening market credibility for emerging ecosystems such as Hedera.

For Valour, the transactions further reinforce Börse Frankfurt as a strategic venue for growth in Germany and support the Company's broader objective of expanding its footprint with both institutional and retail investors across key European markets. As DeFi Technologies continues to deepen its asset management capabilities, investments of this nature can serve as an important catalyst for AUM growth, liquidity, and long-term product adoption.

Valour's Hedera ETPs provide investors with exchange-traded exposure to HBAR, the native token of the Hedera network, through a regulated product available via traditional brokerage and banking platforms. By pairing regulated product issuance with differentiated market intelligence tools such as the DVIO Index, DeFi Technologies continues to strengthen its position at the intersection of traditional finance and digital assets.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company building for the convergence of traditional capital markets and decentralized finance ("DeFi"). As a publicly listed and vertically integrated digital asset platform, DeFi Technologies provides familiar, simple, secure, and regulated access to the digital asset economy through investment products, trading and liquidity infrastructure, research, and strategic capital deployment. Its business includes Valour, a leading issuer of regulated digital asset ETPs; Stillman Digital, an institutional-grade digital asset trading and liquidity platform; and DeFi Alpha, the Company's internal business line focused on opportunistic trading, arbitrage, and other capital markets strategies. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the gateway between traditional finance and the future of digital assets.

Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

Analyst Coverage of DeFi Technologies
A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, the listing of Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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%CIK: 0001888274

For further information: For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech; For further information, please contact: Johan Wattenström, Chief Executive Officer, ir@defi.tech ,(323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 22-APR-26